SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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SCHEDULE 13D

 (Amendment No. __________ )*

EQUICAP, INC.

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(Name of Issuer)

Common Stock, par value $0.001 per share

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(Title of Class of Securities)

29441R 30 4

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(CUSIP Number)

Jehu Hand, Esq.

Hand & Hand, PC

24351 Pasto Road, Suite B

Dana Point, CA 92629

Telephone (949) 489-2400

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 13, 2005

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange  Act of 1934 or  otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29441R 30 4

1    NAME OF REPORTING PERSONS.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Duluth Venture Capital Partners, LLC   20-2747201.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [_]

(b)  [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

7    SOLE VOTING POWER

  NUMBER OF            600,000

   SHARES

BENEFICIALLY

8    SHARED VOTING POWER

  OWNED BY

    EACH

0

 REPORTING

PERSON WITH

9    SOLE DISPOSITIVE POWER

600,000

            10   SHARED DISPOSITIVE POWER

0

_______________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     600,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.6%

14   TYPE OF REPORTING PERSON*

     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29441R 30 4

1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William Wilkinson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [_]

(b)  [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

South Africa

7    SOLE VOTING POWER

  NUMBER OF            600,000

   SHARES

BENEFICIALLY

8    SHARED VOTING POWER

  OWNED BY

    EACH

0

 REPORTING

PERSON WITH

9    SOLE DISPOSITIVE POWER

600,000

            10   SHARED DISPOSITIVE POWER

0

_______________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     600,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.6%

14   TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

Security and Issuer

This  statement  relates to the common  stock,  par value  $0.001  (the "Common Stock")  of  Equicap, Inc., a  Nevada corporation  (the "Company").  The Company's  principal  executive  offices are located at 12373 E. Cornell Avenue, Aurora, Colorado 80014.

Item 2.

Identity and Background

Duluth Venture Capital Partners, LLC.

(a)

This statement is filed by Duluth Venture Capital Partners, LLC ("Reporting Person");

(b)

The address of the Reporting Person is 60 South Sixth Street, Suite 3000, Minneapolis, MN 55042;

(c)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities  subject to, federal or state securities laws or finding any violation with respect to such laws;

William Wilkinson

(a)

This statement is filed by William H. Wilkinson("Reporting Person");

(b)

The address of the Reporting Person is 60 South Sixth Street, Suite 3000, Minneapolis, MN 55042;

(c)

The Reporting Person is retired for more than 5 years and is engaged in personal investing;

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)

The Reporting Person is a citizen of South Africa.

Item 3.

Source and Amount of Funds or Other Consideration

The source of the funds was proceeds from personal investing by Duluth Venture Capital Partners. The consideration was $124,051.54.

Item 4.

Purpose of Transaction

The purpose of the acquisition of the shares of common stock reported herein by the Mr. Wilkinson, acting through Duluth Venture Capital Partners, LLC, was to aquire control from Mr. Siedow.

(a)

The Reporting Person has no present plans or proposals that relate to or would result in the acquisition by any person of additional securities of the issuer. The Reporting Person intends to resell the shares acquired as soon as a buyer can be obtained;

(b)

The Reporting Person has no present plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, but it believes that the person to whom it resells the shares will locate an acquisition candidate.  The identity of the company to be acquired is unknown to the Reporting Person;

(c)

The Reporting Person has no present plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)

The Reporting Person has no present plans or proposals that relate to or would result in changing the number or term of directors or filling any existing vacancies on the board;

(e)

The Reporting Person has no present plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f)

The Reporting Person has no present plans or proposals that relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

The Reporting Person has no present plans or proposals that relate to or would result in changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the  acquisition  of control of the issuer by any person;

(h)

The Reporting Person has no present plans or proposals that relate to or would result in causing a class of  securities of the issuer to be delisted from a national  securities exchange or to cease to be authorized to be quoted in an  inter-dealer quotation system of a registered   national securities association;

(i)

The Reporting Person has no present plans or proposals that relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

The Reporting Person has no present plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

The Reporting Person is the beneficial and direct owner of an aggregate of 600,000 shares of common stock of the Company and has sole voting and investment power with respect thereto.  The Company had 390,100 shares of common stock outstanding as of December 13, 2005. Based on that reported number of shares of common stock outstanding, and the registrant's intention of converting its Note into 600,000 shares of common stock, (see Item 6) Reporting Person has beneficial ownership of approximately 60.6% of the outstanding shares of common stock.

(b)

The Reporting Person has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 600,000 shares of common stock.

(c)

Not applicable.

(d)

No other person has the right to receive  or the  power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 13, 2005, the Registrant entered into an Amendatory Agreement with Duluth Venture Capital Partners, LLC (“Duluth”) with respect to $132,912 in accounts payable owed by the Registrant. Duluth had purchased such accounts payable from the Registrant’s sole officer and director, Stephen M. Siedow. The accounts payable reflect amounts advanced by Mr. Siedow for accounting, legal and other expenses of the Registrant.  Pursuant to the Amendatory Agreement, the Registrant agreed to convert the accounts payable into a Convertible Promissory Note (“Note”). The Note is non-interest bearing, payable on demand and convertible into 600,000 shares of Registrant common stock.  Duluth intends to immediately convert the Note into 600,000 shares of the Registrant. As a result of this transaction, Duluth beneficially owns 600,000 shares of Registrant common stock, the only class outstanding.  The Registrant has currently 390,100 outstanding shares of common stock, and therefore Duluth beneficially owns 60.6% of the Registrant’s common stock and is deemed to be a control person of the Registrant. Duluth has indicated to the Registrant that it is in negotiations with a non-affiliated third party to which Duluth will sell the 600,000 Shares, but has no knowledge of the identity of any acquistion candidate nor the industry in which that business operates. Duluth does not have any contractual right to appoint a representative to the Board of Directors.

Other than as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding  of  proxies,  naming  the  persons  with whom  such contracts, arrangements, understandings or relationships have been entered into.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1

Amendatory Agreement between the Registrant and Duluth Venture Capital Partners, LLC dated December 13, 2005.

Exhibit 2

Convertible Promissory Note in favor of Duluth Venture Capital Partners, LLC, dated December 13, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2005

 /s/ William Wilkinson

William Wilkinson

Individually and as Managing

Member of Duluth Venture Capital

Parters, LLC